Filed Pursuant to Rule 424(b)(5)

Registration No. 333-291721

Prospectus Supplement

(To Prospectus dated December 18, 2025, and Prospectus Supplement dated January 12, 2026)

Up to $12,600,000

Sky Quarry Inc.

Common Stock

This prospectus supplement (this “Prospectus Supplement”) amends and supplements the information in the prospectus supplement, dated January 12, 2026 (the “Prior Prospectus Supplement”), to the accompanying prospectus, dated December 18, 2025 (the “Base Prospectus” and, together with the Prior Prospectus Supplement, the “Prior Prospectus”), filed as part of our registration statement on Form S-3 (File No. 333-291721) (the “Registration Statement”) that we filed with the U.S. Securities and Exchange Commission (the “SEC”) on November 21, 2025 with an effective date of December 18, 2025, relating to the offer and sale of shares of our Common Stock, par value $0.0001 per share (the “Common Stock”), having an aggregate sales price of up to $4,700,000 pursuant to the terms of that certain Sales Agreement, dated January 12, 2026 (the “Sales Agreement”), by and between Sky Quarry Inc. (the “Company”) and Cantor Fitzgerald & Co. (“Cantor”). This Prospectus Supplement should be read in conjunction with the Prior Prospectus, and is qualified by reference thereto, except to the extent that the information herein amends or supersedes the information contained in the Prior Prospectus. This Prospectus Supplement is not complete without, and may only be delivered or utilized in connection with, the Prior Prospectus and any future amendments or supplements thereto.

We are filing this Prospectus Supplement to (i) reflect the amendment and restatement, on April 22, 2026, of the Sales Agreement (the “A&R Sales Agreement”) to, among other things, replace Cantor with Muriel Siebert & Co., LLC (“Siebert” or the “Agent”) as the principal and/or the sole designated Sales Agent, and (ii) increase the amount of shares of Common Stock we are eligible to sell under our Registration Statement pursuant to General Instruction I.B.6 of Form S-3. As a result of such limitations and the public float of our Common Stock, and in accordance with the terms of the A&R Sales Agreement, we may offer and sell shares of Common Stock having an aggregate offering price of up to $12.6 million,  which does not include the shares of Common Stock having an aggregate sales price of approximately $1.3 million that were sold under the Prior Prospectus during the twelve (12) calendar months prior to and including the date of this Prospectus Supplement.

Each reference to “Cantor Fitzgerald & Co.” as the principal and/or the sole designated Sales Agent in the Prior Prospectus is hereby amended to “Muriel Siebert & Co., LLC,” each reference to “Agent” in the Prior Prospectus is hereby amended to refer to Siebert and each reference to the term “Sales Agreement” in the Prior Prospectus is hereby amended to refer to the A&R Sales Agreement effective as of the date of this Prospectus Supplement.

As of the date of this Prospectus Supplement, the aggregate market value of our outstanding Common Stock held by non-affiliates, or the public float, was approximately $42.5 million, which was calculated based on 3,381,046 outstanding shares of Common Stock held by non-affiliates at a price of $12.59 per share, the last reported sale price of our Common Stock on April 10, 2026, as reported on The Nasdaq Capital Market (“NasdaqCM”). Pursuant to General Instruction I.B.6 of Form S-3, in no event will we sell shares pursuant to this Prospectus Supplement with a value of more than one-third of the aggregate market value of our Common Stock held by non-affiliates in any 12 calendar month period, so long as the aggregate market value of our Common Stock held by non-affiliates is less than $75,000,000.

Our Common Stock is listed on the NasdaqCM under the symbol “SKYQ.” On April 21, 2026, the last reported sale price of our Common Stock on the NasdaqCM was $8.97 per share.

We are an “emerging growth company” and a “smaller reporting company” under the federal securities laws and, as such, we have elected to comply with certain reduced public company reporting requirements for this Prospectus Supplement and for future filings.

Investing in our Common Stock involves a high degree of risk. See “Risk Factors” beginning on page 3 of this Prospectus Supplement and under similar headings in the Prior Prospectus and the documents incorporated by reference into this Prospectus Supplement and the Prior Prospectus for a discussion of the risks that you should consider in connection with an investment in our Common Stock.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS SUPPLEMENT AND THE PRIOR PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Siebert

The date of this Prospectus Supplement is April 22, 2026.

Recent Developments

Exclusivity Agreement

In March 2026, the Company entered into an exclusivity agreement (the “Exclusivity Agreement”) with a counterparty in connection with the Company’s evaluation of a potential transaction involving the acquisition of digital infrastructure assets (the “Potential Transaction”). In connection with its evaluation of the Potential Transaction, the Company received certain information relating to the counterparty’s plans, including that the counterparty is currently in discussions with a potential tenant regarding a long-term lease and the counterparty is considering several potential financing options. No definitive terms have been agreed upon, and the Company has not entered into any definitive agreement with respect to the Potential Transaction. There can be no assurance that discussions will result in the execution of a definitive agreement or the consummation of the Potential Transaction, or any similar transaction. Pursuant to the Exclusivity Agreement, the counterparty is permitted to consider alternative parties for a Potential Transaction, which could include entering into a definitive agreement with a party other than the Company in connection with the Potential Transaction.

Legal Proceedings

On March 24, 2026, Darryl Delwo, the Company’s former Chief Financial Officer, filed a complaint against the Company and its interim-CEO Marcus Laun in the Superior Court of California, County of Los Angeles, asserting claims for breach of contract, breach of the implied covenant of good faith and fair dealing, and tortious interference with contract. Mr. Delwo alleges that the Company failed to increase his compensation as promised following the Company's October 2024 IPO and NASDAQ listing, failed to pay portions of his salary throughout 2024 and 2025, and refused to provide separation payments and benefits owed under his Executive Employment Agreement following his resignation for which he claims there was Good Reason on August 4, 2025. The complaint also alleges that Mr. Laun personally and deliberately induced the Board to withhold Mr. Delwo’s compensation and contractual benefits, acting outside the scope of his employment and with malice. Mr. Delwo seeks damages of not less than $875,012.35 on each cause of action, plus attorneys' fees and pre-judgment interest, and has demanded a jury trial.

On March 4, 2026, KF Business Ventures, LP filed a lawsuit against the Company and its subsidiaries, Foreland Refining Corp. and 2020 Resources LLC, in Utah state court alleging, among other things, breach of contract, and seeking repayment of approximately $2,200,000 in principal under certain promissory notes, plus accrued interest, unpaid advisory fees, and foreclosure on the collateral securing the notes.

Plant Outages and Maintenance

Our facilities require ongoing maintenance and from time-to-time certain repairs, improvements and retrofitting, which may require us to temporarily shut down or operate at a diminished capacity. Our Eagle Springs refinery operated by Foreland Refinery Corporation experienced a shut down during the fourth quarter of 2025 in connection with a boiler repair. Currently, repairs have been completed, and the refinery is being prepared to resume operations, subject to the procurement of feedstock. The unscheduled repairs and outages at Foreland’s Eagle Springs Refinery have had a negative impact on our final financial results for the third and fourth quarters of 2025, and financial results for the first quarter of 2026. We expect the facility to be operational by the end of the second quarter of 2026.

Reverse Stock Split and Compliance with Nasdaq Listing Rules

On March 28, 2025, we were notified by The Nasdaq Stock Market LLC (“Nasdaq”) that we were not in compliance with Nasdaq Listing Rule 5550(a)(2) (the “Rule”), which requires listed securities to maintain a minimum bid price of $1.00 per share because the closing bid price of our Common Stock had closed below $1.00 per share for 30 consecutive business days.

On March 5, 2026, we filed a Certificate of Amendment to the Certificate of Incorporation with the Secretary of State of Delaware to (i) effect on the corporate level a one-for-eight (1-for-8) reverse stock split of shares of our Common Stock (the “Reverse Stock Split”). The Reverse Stock Split was effective on March 15, 2026, at 11:59pm Eastern Time. As a result of the Reverse Stock Split, every eight (8) shares of the pre-split issued and outstanding shares of Common Stock automatically converted into one (1) post-split share of Common Stock. No fractional shares were issued in connection with the Reverse Stock Split. Instead, registered stockholders entitled to receive fractional shares of Common Stock had their fractional share rounded up to the nearest whole number of shares of Common Stock. No cash was paid in lieu of fractional shares. The Reverse Stock Split had no effect on the number of authorized shares of Common Stock nor the par value of the Common Stock. The Reverse Stock Split affected all stockholders uniformly and did not affect any stockholder’s ownership percentage of the Company’s shares of Common Stock (except to the extent that the Reverse Stock Split resulted in some of the stockholders’ fractional shares being rounded up). The Common Stock began trading on a Reverse Stock Split-adjusted basis on the Nasdaq Capital Market on March 16, 2026.

On March 30, 2026, Nasdaq notified the Company that the Company had regained compliance with the Rule, and that the matter was closed.

RISK FACTORS

An investment in our securities involves a high degree of risk. Prior to making a decision about investing in our Common Stock, you should carefully consider the risks described below, those discussed under the section titled “Risk Factors” in our most recent Annual Report on Form 10-K for the year ended December 31, 2025, as well as any amendment, supplement or update to the risk factors reflected in subsequent filings with the SEC, which are incorporated by reference into this Prospectus Supplement, and all of the other information contained in or incorporated by reference into this Prospectus Supplement, the Prior Prospectus or any related free writing prospectus that we have authorized for use in connection with this offering. The risks and uncertainties we have described are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also affect us. If any of the events or developments described by such risk factors were to occur, our business, financial condition, results of operations or prospects could be materially and adversely affected and the trading price of our Common Stock could decline.

Risks Related to our Business

While we have entered the Exclusivity Agreement, the Company has not entered into any definitive agreement with respect to the Potential Transaction, and there can be no guarantee that that we will recognize the anticipated benefits of the Potential Transaction if consummated.

In March 2026, the Company entered into the Exclusivity Agreement in connection with the Potential Transaction. No definitive terms have been agreed upon, and the Company has not entered into any definitive agreement with respect to the Potential Transaction.

There can be no assurance that discussions will result in the execution of a definitive agreement or the consummation of the Potential Transaction, or any similar transaction. Furthermore, pursuant to the Exclusivity Agreement, the counterparty is permitted to consider alternative parties for a Potential Transaction. There can be no assurance that the counterparty will not enter into a definitive agreement with a party other than the Company in connection with the Potential Transaction. Nor can there be any assurance that, in the event the Company consummates the Potential Transaction, it will be on terms favorable to our stockholders or be otherwise accretive to stockholder value or that it will be completed in the time frame or in the manner anticipated.

EXPERTS

Our consolidated financial statements for the years ended December 31, 2025 and 2024 have been incorporated by reference in this Prospectus Supplement and the registration statement of which it forms a part in reliance upon the report of Tanner LLC, an independent registered public accounting firm, upon the authority of said firm as experts in accounting and auditing. Effective October 31, 2025, Tanner LLC converted to Tanner LLP. Effective November 7, 2025, Tanner LLP succeeded to the registration status of Tanner LLC, the predecessor firm, following the change in legal structure.